[redacted]

14049500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 10 2014
Washington DC
404

SEC FILE NUMBER
8-67081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Courtlandt Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3991 MacArthur Blvd., Suite 125
(No. and Street)

NewportBeach,	CA	92660-3009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Cruz — 949 251-6901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael L. Cruz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Courtlandt Securities Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President / CEO

Title

Notary Public

REZA MAHDAVI
Commission # 1888933
Notary Public - California
Orange County
My Comm. Expires May 10, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Report of Independent Auditor

Board of Directors
Courtlandt Securities Corporation
Newport Beach, California

Report on the Financial Statements

I have audited the accompanying financial statements of Courtlandt Securities Corporation (the Company) which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Courtlandt Securities Corporation as of December 31, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Los Angeles, California
March 03, 2014

Joseph Yafeh, CPA

Courtlandt Securities Corporation
Statement of Financial Condition
December 31, 2013

Assets

Cash		$ 43,528
Commissions receivable		22,187
Accounts receivables		5,000
Other assets		1,236
Total Assets		$ 71,951

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable		$ 26,471
Total Liabilities		26,471
Shareholder's Equity		
Common stock, $10 par value, 100,000 shares authorized; 1,000 shares outstanding	$ 10,000	
Paid in capital	350,866	
Retained (deficit)	(315,386)	
Total Shareholder's Equity		45,480
Total Liabilities and Shareholder's Equity		$ 71,951

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Statement of Income
For the Year Ended December 31, 2013

Revenue – Page 13	$ 448,426
Operating Expenses - Page 13	627,709
Net Operating Loss	(179,283)
Loss Before Income Taxes	(179,283)
Tax Provision	800
Net Loss	$ (180,083)

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2013

	Common Stock Shares	Common Stock	Paid – In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2012	1,000	$10,000	$350,866	$(135,303)	$ 225,563
Capital Contributed					
Net Loss				(180,083)	(180,083)
Balance, December 31, 2013	1,000	$10,000	$350,866	$(315,386)	$ 45,480

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Statement of Changes in Financial Condition
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:	
Net Loss	$(180,083)
Changes in operating assets and liabilities:	
Accounts receivable	(5,000)
Commissions receivable	24,000
Commission receivable: GWG	(1,312)
Commission receivable ActivCare	(20,874)
O&O accounts receivables	150,000
CRD account	(1,235)
Accounts payables	2,346
Due to Clearing	(80)
Commission payable	(3,900)
Net cash provided by operating activities	(36,138)
Cash Flows from Investing Activities:	
Clearing Deposit Account	5461
Net cash provided by Investing activities	5,461
Net decrease in cash	(30,678)
Cash at beginning of year	74,206
Cash at December 31, 2013	$ 43,528

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Notes to Financial Statements
December 31, 2013

Note 1 - Organization and Nature of Business

Courtlandt Securities Corporation (the Company) is a California corporation incorporated on June 7, 2005 and approved by the NASD in February 2006. The company is a registered broker-dealer with the Securities and Exchange Commissions (SEC) and the Financial Industry Regulatory Authority (FINRA) and the Securities, Investor Protection Corporation (SIPC). The Company is a General Securities Broker/Dealer. The Company does not hold customer funds or securities.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including.

- Retailing corporate equity securities over-the-counter
- Selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Real estate syndicator
- Selling oil and gas interests
- Selling tax shelters or limited partnerships in primary distributions
- Non-exchange member arranging for transaction in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of represents the major portion of the business.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Income Taxes – (continued)

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$43,528	-	-	$43,528

Note 4 – Related Party Transactions

The Company entered into an agreement with an affiliate wherein the affiliate agrees to pay certain of the Company's expenses in consideration for exclusive marketing and sales consideration.

Under the terms of the agreement, the affiliate will pay 100% of the rent, telephone and other occupancy costs of the Company. In addition, the affiliate will pay 100% of the salaries, expenses and benefits for the shared employees (other than commissions from broker/dealer transactions) for the exclusive marketing activities from the Company. Based on the expense sharing agreement, the reimbursement of these expenses by the Company is not mandatory, and is not considered the Company's obligation. Pursuant to SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5, the affiliate maintains a separate schedule of these expenses on a monthly basis.

For the year 2013, as of December 31, 2013, the Company does not owe any additional funds to the related party, and therefore, does not have any amount that should be listed in the Accounts Payable or Accrued liabilities in the Statement of Financial Condition.

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013 the Company had net capital of $23,766 which was $18,766 in excess of its required net capital of $5,000. The Company's net capital ratio was 111.38 to 1.

Note 7 – Income Taxes

The Company, with consent of its shareholder, has elected to be an S corporation and accordingly has its income taxes under Section 1372 of the Internal Revenue code, which provides that in lieu of corporation income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision of liability for Federal income taxes is included in these financial statements. The state of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum tax of $800.

Note 8 – Clearing Broker Deposit

As of 12/31/13, the Company does not having an agreement with a clearing broker.

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. At this particular time, the Company is not introducing any retail customers and does not currently have a clearing arrangement, although it intends to return to that line of business in the future.

Note 10 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal year ending December 31, 2013 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through March 3, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Courtlandt Securities Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2013

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 45,480
Non allowable assets -		
Commission Receivable	$ 15,477	
Accounts Receivables	5,000	
Other assets	1,237	
		(21,714)
Net Capital		$ 23,766
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness		$ 1,765
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
Excess Capital		$ 18,766
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 21,119
Computation of Aggregate Indebtedness		
Total liabilities		$ 26,471
Percentage of aggregate indebtedness to net capital		111.38%

Reconciliation

The following is a reconciliation as of December 31, 2013 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4).

Unaudited	$ 23,766
Audit adjustments	0
Audited	$ 23,766

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Schedule II - Schedule of Revenue and Operating Expenses
For the Year Ended December 31, 2013

Revenue

Commissions Income	$ 273,328
Sponsor-Specific Income	100,394
Reimbursed Expenses	54,704
Marketing Income	20,000
Total Revenue	$ 448,426

Operating Expenses

Reg Rep Compensation	$ 290,288
Clearing broker fees	878
Fees paid to Affiliates	7,102
Technology, Data & Communications	27,982
Seminar Expenses	88,862
Regulatory Fees	(853)
Professional Service Fees	181,782
Miscellaneous	31,668
Total Expenses	$ 627,709

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December, 2013

A computation of reserve requirement is not applicable to Courtlandt Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Courtlandt Securities Corporation
Schedule IV – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable to Courtlandt Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Part II

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Courtlandt Securities Corporation
Newport Beach, California

In planning and performing my audit of the financial statements of Courtlandt Securities Corporation (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Due to the fact that the Accounting Department of the Company is a one person operation, there is not sufficient segregation of duties for the year 2013. Therefore, there is a deficiency in the internal control but not a material weakness.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Los Angeles, California
March 03, 2014

Joseph Yafeh, CPA